UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1) *
COREL CORPORATION

(Name of Issuer)
Common Stock

(Title of Class of Securities)
21868Q109

(CUSIP Number)
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 26, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	2186Q109

1	NAMES OF REPORTING PERSONS. ESW Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	2186Q109

1	NAMES OF REPORTING PERSONS. Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

CUSIP No.	2186Q109

1	NAMES OF REPORTING PERSONS. Versata Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	2186Q109

1	NAMES OF REPORTING PERSONS. Trilogy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

     This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock, no par value per share, of the issuer filed November 18, 2009 by the reporting persons with the Securities and Exchange Commission (the “Schedule 13D”). Each capitalized term used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 5. Interest in Securities of the Issuer.
     Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
November 26, 2009	ESW Capital, LLC	0	4,495,644	$4.00 (1)	Tender Offer (1)

(1)	ESW Capital, LLC tendered all 4,495,644 shares of the issuer’s common stock that it owned into a tender offer by Corel Holdings, L.P. as described in that certain Schedule TO, as amended from time to time, filed October 28, 2009 with the United States’ Securities and Exchange Commission. The tender offer closed at 12:00 midnight, New York City time on November 25, 2009 and the shares were accepted by Corel Holdings, L.P. on November 26, 2009.
     Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.”
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to the Schedule 13D relating to the common stock of the issuer filed November 18, 2009 by the reporting persons with the Securities and Exchange Commission)

99.1	Additional Information (furnished herewith)

99.2	Press Release of ESW Capital, LLC, dated November 17, 2009 (incorporated herein by reference from Exhibit 99.2 to the Schedule 13D relating to the common stock of the issuer filed November 18, 2009 by the reporting persons with the Securities and Exchange Commission)

99.3	Press Release of ESW Capital, LLC dated November 27, 2009 (furnished herewith)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 30, 2009	ESW CAPITAL, LLC

		By:	/s/ Joseph A. Liemandt

		Name:	Joseph A. Liemandt
		Title:	Manager

	November 30, 2009	/s/ Joseph A. Liemandt

Joseph A. Liemandt

	November 30, 2009	VERSATA ENTERPRISES, INC.

		By:	/s/ Joseph A. Liemandt

		Name:	Joseph A. Liemandt
		Title:	Assistant Secretary

	November 30, 2009	TRILOGY, INC.

		By:	/s/ Joseph A. Liemandt

		Name:	Joseph A. Liemandt
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to the Schedule 13D relating to the common stock of the issuer filed November 18, 2009 by the reporting persons with the Securities and Exchange Commission)

99.1	Additional Information (furnished herewith)

99.2	Press Release of ESW Capital, LLC, dated November 17, 2009 (incorporated herein by reference from Exhibit 99.2 to the Schedule 13D relating to the common stock of the issuer filed November 18, 2009 by the reporting persons with the Securities and Exchange Commission)

99.3	Press Release of ESW Capital, LLC dated November 27, 2009 (furnished herewith)